[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

March 4, 2016	92785.00004

VIA EDGAR

Ms. Lisa N. Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Eaton Vance Unit Trust – Series 3 (the “Trust”) (File Nos. 333-209291 and 811-23099)

Dear Ms. Larkin:

On behalf of Eaton Vance Distributors, Inc. (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated February 26, 2016, with respect to the above-referenced Trust. The Trust consists of two underlying unit investment trusts, Eaton Vance International Dividend Fortitude Portfolio, Series 1, and Eaton Vance Sustainable Impact Portfolio, Series 1 (the “Portfolios”).

The Registrant’s responses to your comments are reflected below. Capitalized terms have the same meanings as in the Trust’s registration statement, unless otherwise indicated.

PROSPECTUS

Page 1 – Selection Criteria (International Dividend Fortitude Portfolio, Series 1)

1. Does the portfolio invest only in common stocks? If so, please make that clear. If not, please specify the kinds of stocks in which the portfolio invests.

Response: The above referenced disclosure has been modified to clarify that the portfolio invests only in common stocks.

2. Please add a policy to provide that the portfolio will invest at least 80% of net assets plus borrowings for investment purposes in dividend-paying securities. See Rule 35d-1(a)(2)(i) under the Investment Company Act. Please also add a corresponding policy that addresses the circumstances under which the portfolio may change the 80% policy. See Rule 35d-1(a)(2)(ii).

Response: All 30 of the stocks selected for inclusion in the Eaton Vance International Dividend Portfolio will be derived from those stocks in the MSCI EAFE world ex-U.S. Index ranking in the second quintile of the index based upon dividend yield as of a specified portfolio selection date. From within this subset, the Sponsor selects 30 dividend-paying stocks for the Portfolio by considering a number of fundamental factors as listed in the registration statement.

During its two year life the Portfolio’s fixed composition of securities will vary only due to extraordinary circumstances because the Portfolio is an unmanaged unit investment trust. Accordingly, subsequent purchases of securities during the course of the Portfolio’s anticipated 90 day initial offering period will be

March 4, 2016

limited to the 30 divided-paying stocks initially selected by the Sponsor, all of which will be disclosed in the pricing amendment under “Portfolio”. Since all of the Portfolio’s stocks will be represented by selections deemed by the Sponsor to be dividend-paying common stocks at the time of selection, a statement indicating an 80% policy described in the above comment would be unnecessary. In consideration of the above comment, however, additional language has been added to the disclosure to further clarify that all of the stocks selected for the Portfolio are deemed to be dividend-paying common stocks at the time of selection.

3. The MSCI World ex-U.S. Index, as named, does not appear to exist. Please identify an existing index, describe what the index represents, and add corresponding risks. For example, will the portfolio invest in emerging markets? Also, what is the basis for the statement that “the second quintile of dividend-paying equity securities in the Index generally represents a selection of companies with sound financial management, strong business franchises, and attractive valuations, and may provide more sustainable dividends than those companies in the first quintile.”?

Response: The MSCI World ex-U.S. Index is an index launched on March 31, 1986, currently administered by MSCI, Inc., a well-known provider of index data and other services for institutional investors. Additional language describing this index has been added to the disclosure. As with any unit investment trust product, the investment risks corresponding to the composition of the actual, deposited portfolio will be reflected in the Trust’s pricing amendment for which the Sponsor will seek effectiveness.

The statement highlighted in the above comment reflects an investment theory upon which Eaton Vance Management, the Sponsor’s affiliate, based its portfolio selection strategy. The corresponding disclosure in this section has been revised accordingly.

4. You state, “All of the stocks in the Index, and therefore the Portfolio, are of international companies listed on exchanges outside the U.S., each tied economically to the country in which their stock is listed.” The portfolio’s name includes the term “international.” Please expressly describe how the portfolio will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). For example, the portfolio could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the portfolio would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: Since all of the Portfolio’s 30 stocks would be derived from MSCI World ex-U.S. Index, which consists entirely of common stocks of companies tied economically to developed market countries throughout the world, except the United States, the Portfolio itself will consist only of such international stocks for the entirety of its anticipated two year life. The disclosure has been revised to include further detail regarding the composition of the MSCI World ex-U.S. Index, serving to clarify that all of the Portfolio’s stocks are those of international companies. As discussed in the above response provided in connection with comment 2, the Portfolio’s composition is expected to remain fixed during its two year life, barring any extraordinary circumstances.

March 4, 2016

5. Please be more specific about what “market capitalization exceeding $1 billion” means (e.g., micro-cap and larger? small-cap and larger?) and add disclosure for corresponding risks associated with such capitalizations.

Response: It is currently anticipated that the Portfolio will consist primarily of large capitalization stocks, with the remaining portion consisting of mid- and small capitalization stocks. The $1 billion market capitalization figure found in the above highlighted disclosure reflects only a minimum threshold considered for purposes of narrowing the final selections for the Portfolio. In accordance with the above comment, the “Principal Risks” section and “Investment Risks” sections have been revised to include disclosure discussing the risks of investing in mid- and small capitalization stocks.

6. Please clarify how the Sponsor decides which 30 stocks to purchase. The current disclosure is unclear.

Response: In the case of an objectively selected unit investment trust portfolio that also presents hypothetical strategy performance information, the Commission’s staff has provided guidance requiring that the selection process for such a portfolio be described with sufficient clarity and specificity such that a third party would be able to replicate the hypothetical performance information presented in the prospectus. In the case of a subjectively selected unit investment trust such as the Portfolio, industry practice reflects a broader approach in describing the selection process, generally discussing the factors considered in determining the a portfolio’s constituents. Furthermore, the Portfolio, as does every unit investment trust, discloses the exact composition of its investment portfolio, mitigating the need to describe with precision the host of factors (and related applicable thresholds) utilized in selecting the investment portfolio.

7. If the portfolio has minimum dividend yield and liquidity thresholds, please disclose that information in the prospectus.

Response: Please refer to the above response provided for comment 7.

8. You state that “[r]epeatedly rolling over an investment in a unit investment trust will differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder,” and direct the reader to “Selling Units — Rollover” for more information. That section, however, does not disclose how repeatedly rolling over differs from long-term investments in other investment products. Please revise to add such disclosure.

Response: The “Selling Units – Rollover” section has been revised in accordance with the above comment.

9. Please add risks for overseas investments and, if applicable, risks for emerging markets.

Response: The registration statement includes disclosures addressing the risks associated with investments in securities of foreign issuers, which we believe to be sufficient in addressing the risks of “overseas investments”. Although the Portfolio’s investments are exclusively international companies, each such company is expected to be tied economically to a developed nation as opposed to a country deemed by the Sponsor to be an emerging markets country.

Page 5 – Selection Criteria (Sustainable Impact Portfolio, Series 1)

March 4, 2016

10. Please add disclosure that defines “sustainability and impact practices” and “macro-level environmental, social, and governance (ESG) factors.”

Response: The above referenced disclosure has been updated to include language defining and clarifying the above referenced phrases.

11. You state, “From the resulting group of stocks, the equity team focused on identifying companies it considers to have demonstrated a commitment to their sustainability and impact practices based on analysis of a broad range of macro-level environmental, social and governance (ESG) factors. The equity team emphasized companies that have demonstrated a commitment to their sustainability and impact practices, also taking into consideration key ESG issues that may be particularly relevant to a company’s industry.” Please explain the difference between the two sentences.

Response: The above referenced disclosure has been revised in an effort to clarify the language and eliminate redundancies.

Page 12 – The Trust

12. You state that investors “may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because a Portfolio will pay the associated brokerage or acquisition fees.” Please explain what dilution is.

Response: The above referenced disclosure has been revised to explain the meaning of dilution.

Page 13 – Investment Risks

13. In “Dividend Payment Risk,” you state that “it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs.” Please explain how the Trustee decides which securities to sell.

Response: As detailed in “Trust Administration – Trust Supervision” (page 27), the Trustee sells Securities, as nearly as practicable, on a pro rata basis, for the purpose of covering expenses or other costs in the event that distributions received by the Trust are insufficient.

14. In “Foreign Stocks,” you state that the “purchase and sale of the foreign securities may occur in foreign securities markets.” Please explain why the term “may” is appropriate given that the “Selection Criteria” section on page 1 states that the International Dividend Fortitude Portfolio invests only in stocks of “international companies listed on exchanges outside the U.S.”

Response: The above referenced disclosure has been revised to clarify that all of the Eaton Vance International Dividend Fortitude Portfolio’s stocks will be purchased and sold in foreign securities markets.

Page 14 – Investment Risks cont’d

March 4, 2016

15. Certain countries are listed in the “Investment Risks” section but are not referred to in the “Selection Criteria” section on page 1 for the International Dividend Fortitude Portfolio. Is this an exhaustive list of countries in which the portfolio may invest? If not, please supplement the disclosure accordingly.

Response: Generally, the risks presented under the “Investment Risks” section reflect a discussion of the significant geographic and economic sector exposures to which preliminary versions of the Trust’s investment portfolios would be subject. The Sponsor is expected to select the actual Securities for inclusion in both Portfolios sometime shortly before the currently anticipated effectiveness (and deposit) date of March 14, 2016. For that reason, it is not yet possible to determine whether an investment in the Eaton Vance International Dividend Fortitude Portfolio would entail significant exposure to risks of countries other than those included in the Trust’s registration statement. To the extent that the actual deposited Portfolio reflects significant investment, or concentration in, the securities of any particular countries and economic sectors, the associated risk disclosures and indications of concentration will be included in the Trust’s pricing amendment for which the Sponsor will seek effectiveness.

Pages 15-17 – Investment Risks cont’d

16. Please confirm that the sector risks described in this section apply to the International Dividend Fortitude Portfolio. Also, is this an exhaustive list of the sectors in which the portfolio(s) may invest? If not, please supplement the disclosure accordingly.

Response: Please refer to the response provided for comment 15 above.

Page 17 – Investment Risks cont’d

17. There is no previous mention of concentration. If a portfolio concentrates in an industry or group of industries, please disclose the strategy in the Investment Summary, as well as the risks of concentrating in an industry or group of industries.

Response: Please refer to the response provided for comment 15 above.

Page 22 – Rollover

18. You state that the Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date and does “not anticipate that the sale period will be longer than one day.” Please tell the staff what happens if the sale is longer than one day. Could the securities possibly never be sold?

Response: Regardless of the reason for any particular liquidation event (e.g. satisfying redemptions, payment of organization costs or trust expenses, trust termination, etc.) the Sponsor will direct the Trustee as to the liquidation of Portfolio Securities in such manner as to effectuate orderly sales and minimal market impact. As a practical matter, typical equity unit investment trusts such as the Trust’s Portfolios are comprised of highly liquid exchange-traded securities, which may be liquidated well within one business day barring any extraordinary circumstances. In the rare and unlikely event that a Security is not sold within one day in connection with the Trust’s termination, as they become available on successive days such proceeds will either be distributed to unitholders or, with respect to unitholders having made an election to participate in a cash rollover, will be invested in a new trust series at the public offering price of the new trust.

March 4, 2016

In addressing the above question regarding whether any Securities could possibly never be sold, the scenarios in which the Trustee may encounter difficulty in selling would likely result from either an adverse credit (or other similar) event causing an abrupt decrease in a Security’s trading liquidity, or a regulatory or trading restriction. The sale of an illiquid Security within a relatively short period of time may result in a lower sales price than might otherwise be realized if such sale was not required. The proceeds of any sales of Securities that had been subject to a regulatory or trading restriction, once such restriction is no longer in effect, would be distributed to unitholders, or reinvested in a subsequent rollover series, as applicable.

Page 33 – Contents of Registration Statement

19. Please add an undertaking to file reports. See Instruction 3.3 of Form S-6.

Response: The undertaking to file reports will be included along with the Trust’s pricing amendment for which the Sponsor will seek effectiveness.

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It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Monday, March 14, 2016. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky

for PAUL HASTINGS LLP

Enclosures